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                          April 11, 2022

       Jason Kelly, Ph.D.
       Chief Executive Officer
       Ginkgo Bioworks Holdings, Inc.
       27 Drydock Avenue
       8th Floor
       Boston, MA 02210

                                                        Re: Ginkgo Bioworks
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 5, 2022
                                                            File No. 333-264129

       Dear Dr. Kelly:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Marko Zatylny, Esq.